FOR IMMEDIATE RELEASE	THURSDAY, APRIL 19, 2007

Shell Canada President and CEO Clive Mather announces retirement

Calgary, Alberta - Shell Canada Limited announces that its President and Chief Executive Officer, Clive Mather, will retire in June 2007.

Mr. Mather was appointed President and CEO of Shell Canada Limited on August 1, 2004. His 38-year career with Shell has spanned all its major businesses and included assignments in Brunei, Gabon, South Africa, The Netherlands and the United Kingdom.

During his tenure, Mr. Mather was instrumental in the largest acquisition in Shell Canada’s history, BlackRock Ventures Inc., and in its largest capital investment, Athabasca Oil Sands Project Expansion 1. Mr. Mather is widely respected as an industry spokesperson and for his leadership in the area of sustainable development.

The announcement of Mr. Mather’s retirement comes at a time when Royal Dutch Shell is poised to assume full ownership of Shell Canada as a result of its recent successful bid to buy out the minority interest in the Company.

Adrian Loader, Director - Strategy and Business Development with Royal Dutch Shell, will assume executive authority for Shell Canada on 6 June 2007 and be based in Calgary. Mr. Loader is forming a joint team comprising Shell Canada and Royal Dutch Shell executives to oversee the process of integration, which is expected to take until the end of the year.

Media inquiries:
Jeff Mann
Public Affairs
(403) 691-4189